UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 30, 2025

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: July 30, 2025	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

EARNINGS RELEASE
2ND QTR2025



TIMB
LISTED
NYSE

TIMS
B3 LISTED NM
ISE B3

TIM

2Q25 EARNINGS RELEASE

RESULTS CONFERENCE
July 31st, 2025, at:
10:00 a.m. (BRT) / 9:00 a.m. (US EST)
Livestream (Zoom): Click here

1st half of 2025 marked by solid execution

RESULTS HIGHLIGHTS

Net Service Revenue
(R$ Mln; %YoY)



6,103
6,417
2Q24
2Q25

+5.1% Consistent result of Service Revenue driven by postpaid performance

Normalized EBITDA & Margin*
(R$ Mln; %YoY)



3,153
3,351
2Q24
2Q25
50.0%
50.8%
EBITDA Margin

+6.3% Solid EBITDA growth and another quarter with Margin expansion

Normalized Net Income*
(R$ Mln; %YoY)



781
976
2Q24
2Q25

+25.0% Robust expansion of Net Income as result of a well-conducted operation

+5.4% YoY growth in Service Revenue in 6M25

+5.9% YoY increase in Mobile Services Revenue in 6M25

+12.2% YoY evolution in Postpaid Revenue in 6M25

17.1% of Capex over Net Revenue in 6M25 (-1.3 p.p. YoY)

+14.3% of OpCF* expansion in 6M25 (Margin of 20.9%)

R$ 1.3 Bln Announced as IoC until July

Parcerias

Partnership with Eletrobras: Eletrobras

- TIM and Eletrobras offer up to 30% discount on energy bills for companies with bills above R$ 10k (high voltage);
- Partnership with a potential market of 2 million customers;
- Launch in PR and SC, with national expansion until September.

B2B

Progress in the B2B segments: increased presence in the Logistics sector

- More than 7,000 km of roads covered with TIM's 4G
- Way Brasil: Pioneering project for digital connectivity on Brazilian highways; > 1,000 km of covered roads and 630 km with monitoring cameras
- Ecorodovias: > 2,000 km of covered roads

Network infrastructure: bigger and more efficient

3 years of 5G: Maintaining leadership

TIM maintains its leadership in Brazil with 707 cities served, covering 70% of the urban population;

Traffic already represents 30% in Brazilian capitals;

The cost per GB of 5G represents about 30% of the cost of 4G, confirming the expected efficiency of Capex.

New initiatives in towers front

Continuous renegotiation of tower contracts: more than 6k sites already shut down or relocated and 30% under negotiation;

We have advanced in the execution of our ran sharing contract with 50% of the single grid already executed;

Exploring new opportunities: launch of RFQ for the construction of 1,000 towers with no impact on guidance.

Case studies in SP and MG

São Paulo: start with strong positive signs

Commercial growth alongside network modernization;

30 new stores by the end of 2025 (8 already delivered);

> 1,500 modernized 4G and 5G sites, benefiting 246 cities and more than 10 million people.

Minas Gerais in focus: next step in transformation

The 360 approach arrives in Minas Gerais: 131 cities are expected to have 5G by December 2025, benefiting 10 million people;

13 new stores by the end of 2025 (7 already delivered).

* EBITDA and Net Income normalized according to the items described in their respective sections. EBITDA-AL excluding the impact of fines from the decommissioning of the sites. Operating Cash Flow ("OpCF") represents EBITDA-AL minus Capex.

2Q25 EARNINGS RELEASE

RESULTS CONFERENCE

July 31st, 2025, at:
10:00 a.m. (BRT) / 9:00 a.m. (US EST)
Livestream (Zoom): Click here

FINANCIAL AND OPERATIONAL HIGHLIGHTS

Description	2Q25	2Q24	% YoY	1Q25	% QoQ	6M25	6M24	% YoY
FINANCIAL (R$ million)								
Net Revenues	**6,600**	**6,303**	**4.7%**	**6,394**	**3.2%**	**12,994**	**12,398**	**4.8%**
Services Revenues	6,417	6,103	5.1%	6,240	2.8%	12,657	12,013	5.4%
Mobile Service	6,089	5,766	5.6%	5,922	2.8%	12,010	11,343	5.9%
Fixed Service	328	337	-2.8%	319	2.9%	646	670	-3.5%
Normalized* Operating Expenses	(3,249)	(3,150)	3.1%	(3,310)	-1.9%	(6,558)	(6,355)	3.2%
Normalized* EBITDA	**3,351**	**3,153**	**6.3%**	**3,084**	**8.7%**	**6,435**	**6,043**	**6.5%**
Normalized* EBITDA Margin	**50.8%**	**50.0%**	**0.8p.p.**	**48.2%**	**2.5p.p.**	**49.5%**	**48.7%**	**0.8p.p.**
Normalized* Net Income	976	781	25.0%	810	20.5%	1,786	1,301	37.3%
Capex	882	925	-4.6%	1,339	-34.1%	2,221	2,279	-2.6%
Normalized* EBITDA-AL - Capex	1,718	1,536	11.9%	1,001	71.7%	2,719	2,379	14.3%
OPERATIONAL ('000)								
Mobile Customer Base	**62,194**	**61,986**	**0.3%**	**62,039**	**0.2%**	**62,194**	**61,986**	**0.3%**
Prepaid	30,679	33,014	-7.1%	31,269	-1.9%	30,679	33,014	-7.1%
Postpaid	31,515	28,972	8.8%	30,770	2.4%	31,515	28,972	8.8%
TIM Ultrafibra Customer Base	**799**	**798**	**0.2%**	**790**	**1.2%**	**799**	**798**	**0.2%**

* EBITDA normalized according to the items indicated in the Costs section (+R$1.1 million in 2Q25 and +R$19.0 million in 1Q25). Net Income normalized according to the items described in the Costs section and by non-recurring effects on Income Tax and Social Contribution (-R$387k in 2Q25 and -R$6.5 million in 1Q25). EBITDA-AL excluding the impact of fines from the decommissioning of the sites.


COM A LÍDER EM 5G
VOCÊ PODE TUDO
TIM
Imagine as possibilidades

RECENT AND SUBSEQUENT EVENTS

Shareholder's Remuneration

The Board of Directors of TIM S.A. approved the distribution of Interest on Capital in the amounts of R$320 million on July 22, 2025, and R$300 million on May 5, 2025. For further details, please visit the TIM S.A. Investor Relations website: Dividends & IoC

Reverse Stock Split and Stock Split Operation: Auction Results of Fractional Shares

On July 14, 2025, TIM S.A. informed the market of the auction held for the sale of 22,059,698 common shares, formed from the consolidation of fractional shares resulting from the reverse stock split and subsequent split operation. The auction was conducted through BTG Pactual CTVM S.A. on B3 S.A. – Brasil, Bolsa, Balcão. The net result of the auction, after deducting costs and fees, was approximately R$455 million. The outcome of the auction was made available to the holders of the share fractions in the appropriate proportions, and the payment was made on July 23, 2025. For further details, please visit the TIM S.A. Investor Relations website: Filings

New Investor Relations Officer

In July 2025, TIM announced that the Company's Board of Directors elected Mr. Vicente de Moraes Ferreira to the position of Investor Relations Officer ("IRO"), effective as of August 1st, 2025. For further details, please visit the TIM S.A. Investor Relations website: Filings

FINANCIAL HIGHLIGHTS

Operational Revenue

Advance in mobile revenue supported by consistency in Postpaid performance

Description	2Q25	2Q24	% YoY	1Q25	% QoQ	6M25	6M24	% YoY
R$ million								
Total Net Revenue	**6,600**	**6,303**	**4.7%**	**6,394**	**3.2%**	**12,994**	**12,398**	**4.8%**
Services Revenue	**6,417**	**6,103**	**5.1%**	**6,240**	**2.8%**	**12,657**	**12,013**	**5.4%**
Mobile Service	**6,089**	**5,766**	**5.6%**	**5,922**	**2.8%**	**12,010**	**11,343**	**5.9%**
Client Generated	5,703	5,389	5.8%	5,542	2.9%	11,245	10,580	6.3%
Interconnection	91	87	4.2%	84	8.4%	174	181	-4.0%
Customer Platform	29	30	-5.0%	22	33.4%	51	62	-17.9%
Others	267	260	2.7%	274	-2.6%	541	520	4.0%
Fixed Service	**328**	**337**	**-2.8%**	**319**	**2.9%**	**646**	**670**	**-3.5%**
of which TIM Ultrafibra	226	234	-3.6%	218	3.5%	444	463	-4.1%
Product Revenue	**183**	**199**	**-8.0%**	**153**	**19.4%**	**337**	**385**	**-12.6%**

Total Net Revenue grew 4.7% YoY in 2Q25, driven by the Mobile Services Revenue growth, reflecting the postpaid evolution. In 6M25, Net Revenue increased 4.8% YoY. **Services Revenue grew 5.1% YoY in 2Q25 and expanded 5.4% YoY in 6M25.**

Breakdown of Mobile Segment (net of taxes and deductions):

Mobile Service Revenue ("MSR") increased 5.6% YoY in 2Q25, driven by strong postpaid performance and a focused strategy to monetize the customer base through continuous improvement of the value proposition. As a result, **Mobile ARPU (average monthly revenue per user) reached a record value of R$32.7, an increase of 4.8% YoY. In 6M25, MSR grew 5.9% YoY.**

Customer Generated Revenue ("CGR"), which represents MSR after excluding interconnection, customer platform and other revenues, grew 5.8% YoY, totaling R$5,703 million in 2Q25. This performance is explained by the growth in revenue generated by TIM clients (Postpaid and Prepaid) and by the revenue generated by non-TIM clients (national and international roaming, and others). **In 6M25, CGR increased by 6.3% YoY.**

Interconnection (ITX) Revenue rose 4.2% YoY in 2Q25, driven by the increase in the MTR tariff in February and a positive impact related to agreements with other operators. In 6M25, the line declined 4.0% YoY, influenced by lower incoming traffic.

In 2Q25, Customer Platform Revenue reached R$29 million, a 5.0% YoY decrease, reflecting the end of the partnership with Banco C6 in the previous quarter, which impacted on the comparative base. In 6M25, the line declined 17.9% YoY.

Below is a breakdown of the performance of each mobile client profile:

Postpaid Revenue expanded 10.7% YoY in 2Q25, bringing Postpaid ARPU to R$44.3 (+1.0% YoY) and **Postpaid ex-M2M ARPU to R$55.3 (+3.6% YoY)**. This evolution reflects a positive dynamic in Postpaid, influenced by: (i) annual price adjustments, concluded during the second quarter; (ii) evolution of the customer base mix through the migration to higher value plans; and (iii) maintenance of low churn levels (0.8% in Postpaid ex-M2M). **In 6M25, revenue was up 12.2% YoY.**

Prepaid Revenue fell 10.6% YoY in 2Q25, with a Prepaid ARPU of R$14.3 (-4.0% YoY), still partially impacted by a lower recharge frequency and the ongoing migration of prepaid customers to higher-value plans. In 6M25, revenue fell 10.8% YoY.

Breakdown of Fixed Segment (net of taxes and deductions):

Fixed Service Revenue ("FSR") decreased 2.8% YoY in 2Q25. TIM Ultrafibra, the broadband service, declined by 3.6% YoY, with an ARPU of R$ 95.6 (-3.0% YoY). Broadband continues to be impacted by a competitive and fragmented market, with intense price competition and many regional players. The company remains focused on an approach aimed at greater operational efficiency, which resulted in net additions of 9.2k new users in 2Q25, driven by a reduction in the level of disconnections. In 6M25, FSR fell 3.5% YoY and TIM Ultrafibra declined 4.1% YoY.

Breakdown of Product Revenue (net of taxes and deductions):

Product Revenue fell 8.0% YoY in 2Q25 and 12.6% YoY in 6M25, primarily due to a contraction in equipment sales

Operational Costs and Expenses

Growth below inflation supported by discipline in cost control

Description	2Q25	2Q24	% YoY	1Q25	% QoQ	6M25	6M24	% YoY
R$ million								
Reported Operating Expenses	**(3,250)**	**(3,150)**	**3.2%**	**(3,329)**	**-2.4%**	**(6,579)**	**(6,355)**	**3.5%**
Normalized* Operating Expenses	**(3,249)**	**(3,150)**	**3.1%**	**(3,310)**	**-1.9%**	**(6,558)**	**(6,355)**	**3.2%**
Personnel	(378)	(366)	3.3%	(358)	5.7%	(736)	(730)	0.8%
Selling & Marketing	(952)	(1,002)	-5.0%	(963)	-1.1%	(1,914)	(1,982)	-3.4%
Network & Interconnection	(1,247)	(1,079)	15.6%	(1,322)	-5.6%	(2,569)	(2,214)	16.0%
General & Administrative	(207)	(209)	-0.6%	(211)	-1.7%	(418)	(429)	-2.4%
Cost Of Goods Sold (COGS)	(256)	(268)	-4.5%	(209)	22.4%	(464)	(515)	-9.9%
Bad Debt	(191)	(172)	11.0%	(182)	5.1%	(373)	(338)	10.5%
Other operational revenues (expenses)	(17)	(54)	-68.8%	(66)	-74.6%	(83)	(146)	-43.5%
Normalized* Operating Expenses Ex-COGS	**(2,993)**	**(2,882)**	**3.8%**	**(3,101)**	**-3.5%**	**(6,094)**	**(5,840)**	**4.4%**

* Operational Costs and Expenses normalized for: costs with legal consultancy services related to the end of the dispute with C6 Bank (+R$1.1 million no 2Q25 and +R$19.0 million in 1Q25).

Normalized Operating Costs and Expenses totaled R$3,249 million in 2Q25, growing 3.1% year-on-year, below the inflation rate recorded during the period (last twelve months IPCA as of June 2025: 5.35%[1]). The increase also reflects the impact of the network and interconnection group, which remains the main driver of pressure on this line. In 6M25, Opex increased by 3.2% YoY.

Breakdown of Normalized Costs and Expenses:

Personnel costs grew 3.3% YoY in 2Q25, mainly due to the annual adjustments in salaries, benefits, and social charges. In 6M25, the line was practically stable year-on-year (+0.8% YoY).

The Selling & Marketing line decreased by 5.0% YoY in 2Q25, explained by: (i) the positive impact of cost-efficiency initiatives associated with digitalization efforts, such as the growth of +5.9 p.p. YoY in digital sales penetration and +14 p.p. YoY in the adoption of PIX as a digital payment method; and (ii) lower expenses with Fistel fees. In 6M25, the line decreased 3.4% YoY.

Network and Interconnection expenses rose 15.6% YoY in 2Q25 and continue to be impacted by the combined effect of increased expenses with content providers and higher expenses related to international roaming services. In 6M25, these expenses increased by 16.0% YoY due to previously mentioned factors.

Normalized G&A[2] expenses in 2Q25 remained nearly unchanged compared to the prior year. This stability resulted from the combined effect of increased IT maintenance costs and reduced third-party

[1] Source: IBGE
[2] The General and Administrative Expenses line had a non-recurring impact of R$19.0 million in 1Q25, related to costs with legal consulting services related to the settlement of the dispute with Banco C6.

service expenses. In 6M25, the line fell 2.4% YoY, also benefiting from lower spending on legal services in the period.

Cost of Goods Sold (COGS) fell 4.5% YoY in 2Q25, reflecting the decrease in product sales during the period. In 6M25, the decrease was 9.9% YoY, due to the same reasons.

The Bad Debt line increased 11.0% YoY in 2Q25, reflecting the accelerated growth of the postpaid customer base in the quarter. **Bad Debt's ratio over gross revenue remains stable at 1.9%,** showing TIM's ongoing efforts to maintain efficient customer acquisition and billing models. In 6M25, the Bad Debt increased by 10.5% YoY.

Other Normalized Operating Expenses (Revenues)[3] decreased 68.8% YoY in 2Q25, mainly due to a lower civil contingency (Note 24 in Financial Statements). In 6M25, the line recorded a decrease of 43.5% YoY for the same reasons previously mentioned.

[3] The Other Operating Expenses (Revenues) line had a non-recurring impact of R$1.1 million in 2Q25, referring to contractual adjustments with legal advisors in the context of the end of the dispute with C6 Bank.

From EBITDA to Net Income

EBITDA and margin expansion driven by revenue growth and positive effects from cost efficiency initiatives

Description	2Q25	2Q24	% YoY	1Q25	% QoQ	6M25	6M24	% YoY
Normalized (R$ million)								
Normalized* EBITDA	**3,351**	**3,153**	**6.3%**	**3,084**	**8.7%**	**6,435**	**6,043**	**6.5%**
Normalized* EBITDA Margin	50.8%	50.0%	0.8p.p.	48.2%	2.5p.p.	49.5%	48.7%	0.8p.p.
Normalized* EBITDA-AL	**2,600**	**2,461**	**5.7%**	**2,340**	**11.1%**	**4,940**	**4,658**	**6.1%**
Normalized* EBITDA-AL Margin	39.4%	39.0%	0.4p.p.	36.6%	2.8p.p.	38.0%	37.6%	0.4p.p.
Depreciation & Amortization	**(1,776)**	**(1,756)**	**1.2%**	**(1,746)**	**1.7%**	**(3,522)**	**(3,510)**	**0.3%**
Depreciation	(1,292)	(1,274)	1.4%	(1,266)	2.0%	(2,558)	(2,549)	0.4%
Amortization	(484)	(482)	0.4%	(479)	1.0%	(964)	(961)	0.3%
Equity in Earnings	**(26)**	**(23)**	**11.4%**	**(27)**	**-3.5%**	**(52)**	**(46)**	**14.9%**
Normalized* EBIT	**1,550**	**1,374**	**12.8%**	**1,311**	**18.2%**	**2,861**	**2,487**	**15.0%**
Normalized* EBIT Margin	23.5%	21.8%	1.7p.p.	20.5%	3.0p.p.	22.0%	20.1%	2.0p.p.
Net Financial Results	**(375)**	**(450)**	**-16.7%**	**(598)**	**-37.4%**	**(973)**	**(975)**	**-0.2%**
Financial Expenses	(955)	(661)	44.4%	(705)	35.5%	(1,660)	(1,415)	17.3%
Normalized* Financial Income	632	188	235.9%	140	353.1%	772	409	88.5%
Net Exchange Variation	(52)	23	n.a.	(33)	56.4%	(85)	31	n.a.
Normalized* EBT	**1,175**	**924**	**27.1%**	**713**	**64.9%**	**1,888**	**1,512**	**24.8%**
Normalized* Income Tax and Social Contributior	(199)	(143)	39.0%	97	n.a.	(101)	(212)	-52.1%
Normalized* Net Income	**976**	**781**	**25.0%**	**810**	**20.5%**	**1,786**	**1,301**	**37.3%**
Total Normalized Items	(1)	-	n.a.	(13)	-94.0%	(13)	-	n.a.
Reported (R$ million)								
Reported EBITDA	**3,350**	**3,153**	**6.3%**	**3,065**	**9.3%**	**6,415**	**6,043**	**6.2%**
Reported EBITDA Margin	50.8%	50.0%	0.7p.p.	47.9%	2.8p.p.	49.4%	48.7%	0.6p.p.
Reported EBIT	**1,549**	**1,374**	**12.7%**	**1,292**	**19.8%**	**2,841**	**2,487**	**14.2%**
EBIT Margin	23.5%	21.8%	1.7p.p.	20.2%	3.3p.p.	21.9%	20.1%	1.8p.p.
Net Financial Results	**(375)**	**(450)**	**-16.7%**	**(598)**	**-37.4%**	**(973)**	**(975)**	**-0.2%**
Income Before Taxes	**1,174**	**924**	**27.0%**	**694**	**69.2%**	**1,867**	**1,512**	**23.5%**
Income Tax and Social Contribution	(198)	(143)	38.7%	104	n.a.	(94)	(212)	-55.3%
Reported Net Income	**975**	**781**	**24.9%**	**798**	**22.3%**	**1,773**	**1,301**	**36.3%**

* EBITDA normalized according to the items indicated in the Costs section (+R$1.1 million in 2Q25 and +R$19.0 million in 1Q25). Net Income normalized according to the items described in the Costs section and by non-recurring effects on Income Tax and Social Contribution (-R$387k in 2Q25 and -R$6.5 million in 1Q25).

EBITDA[4] (Earnings Before Interest, Taxes, Depreciation, Amortization and Equity in Earnings)



Normalized EBITDA and Margin
(R$ mln; %YoY)
6.5%
6,043
6,435
6M24
6M25
48.7%
49.5%
EBITDA Margin

Normalized EBITDA totaled R$3,351 million in 2Q25, representing an increase of 6.3% YoY. This result took the **Normalized EBITDA Margin to 50.8%** (+0.8 p.p. YoY), marking **another record for the best result for a second quarter of the year.** The result reflects the evolution in mobile service revenue, combined with efficient and disciplined cost management. **In 6M25, Normalized EBITDA grew 6.5% YoY, with Normalized EBITDA Margin of 49.5% (+0.8 p.p. YoY).**

EBITDA After Leases (AL)

Returning the effects of leases into EBITDA, **Normalized[5] EBITDA-AL (after lease) grew 5.7% YoY in 2Q25,** leading to a **Margin of 39.4%** (+0.4 p.p. YoY). The increase reflects the EBITDA expansion, although impacted by effects on leasing, such as annual adjustments in contracts and a decrease in contractual incentives – in 2Q24 this line was still benefiting from negotiations regarding the Oi towers' decommissioning process. In 6M25, Normalized EBITDA-AL increased by 6.1% YoY, reaching a Normalized EBITDA-AL Margin of 38.0% YoY (+0.4 p.p.).



EBITDA-AL
6M25 %YoY:
+6.1%
Margin 6M25:
+38.0%



Normalized EBITDA-AL
(R$ mln)
4,940
-31
4,909
6M25
Decommissioning Fines
6M25 After Fines

[4] EBITDA normalized according to the items described in the "Costs" section.
[5] Excludes the impact of fines from the decommissioning of the sites.

Depreciation and Amortization (D&A)

Description	2Q25	2Q24	%YoY	1Q25	% QoQ	6M25	6M24	% YoY
R$ million								
Depreciation	(1,292)	(1,274)	1.4%	(1,266)	2.0%	(2,558)	(2,549)	0.4%
of which Depreciation of Leases	(423)	(448)	-5.5%	(415)	2.0%	(838)	(919)	-8.8%
Amortization	(484)	(482)	0.4%	(479)	1.0%	(964)	(961)	0.3%
Total D&A	**(1,776)**	**(1,756)**	**1.2%**	**(1,746)**	**1.7%**	**(3,522)**	**(3,510)**	**0.3%**

The D&A line grew 1.2% YoY in 2Q25, due to the increase in depreciation on network equipment, partially offset by the reduction in depreciation related to IFRS 16 lease use rights. In 6M25, D&A remained stable year-on-year (+0.3% YoY).

Net Financial Results

Description	2Q25	2Q24	% YoY	1Q25	% QoQ	6M25	6M24	% YoY
R$ million								
Cash Items	**(472)**	**(426)**	**10.8%**	**(413)**	**14.4%**	**(885)**	**(933)**	**-5.1%**
Financial Debt Interest (Net of Derivatives)	(97)	(75)	28.3%	(68)	41.6%	(165)	(158)	4.5%
Interest related to Cash & Cash Equivalents	175	80	118.5%	167	4.6%	342	186	83.7%
Net Leases Interest	(388)	(354)	9.5%	(372)	4.1%	(760)	(696)	9.2%
Others	(163)	(77)	111.5%	(139)	16.7%	(302)	(265)	13.9%
Non-Cash Items	**97**	**(24)**	**n.a.**	**(186)**	**n.a.**	**(89)**	**(42)**	**108.6%**
Mark-to-market from Derivative	24	(43)	n.a.	(20)	n.a.	4	(62)	-106.8%
C6 Mark-to-market	-	20	-100.0%	(166)	-100.0%	(166)	20	-946.4%
Others	73	-	n.a.	-	n.a.	73	-	n.a.
Net Financial Result	**(375)**	**(450)**	**-16.7%**	**(598)**	**-37.4%**	**(973)**	**(975)**	**-0.2%**

Net Financial Result was negative R$375 million in 2Q25, an improvement of 16.7% YoY, mainly explained by the positive performance of 5G Fund, which totaled R$73 million in financial appreciation in 2Q25. In 6M25, the Financial Result remained stable year-on-year (-0.2% YoY), explained by the item indicated above, by a higher cash position, together with the increase in the Selic rate, and partially affected by the adjustment related to the termination of the partnership with Banco C6.

Income Tax and Social Contribution

In the Normalized[6] view, Income Tax and Social Contribution ("IR/CS") totaled -R$199 million in 2Q25 (effective rate of -16.9%) compared to -R$143 million in 2Q24 (effective rate of -15.5%), mainly explained by an increase in taxable income. In 6M25, IR/CS totaled -R$101 million in 2Q25 compared to -R$212 million in 2Q24, due to a higher amount of Interest on Equity in the first half of 2025 vs. 6M24 (R$990 million and R$500 million, respectively), in addition to other impacts that contributed, such as increased tax benefits and the effect of the agreement with Banco C6.

Net Income

In another quarter, Normalized[7] Net Income recorded double-digit annual expansion, totaling R$976 million in 2Q25, an increase of 25.0% YoY. This took **Normalized EPS to R$0.40 vs. R$0.32 in 2Q24**. In 6M25, Normalized Net Income expanded 37.3% YoY.

INVESTIMENTS AND CASH FLOW

Capex

Well-targeted investments contributing to another period of consistent cash generation

Description	2Q25	2Q24	%YoY	1Q25	% QoQ	6M25	6M24	% YoY
R$ million								
Network	622	636	-2.2%	1,028	-39.5%	1,650	1,620	1.9%
IT & Others	260	289	-10.0%	311	-16.5%	571	659	-13.4%
Capex	**882**	**925**	**-4.6%**	**1,339**	**-34.1%**	**2,221**	**2,279**	**-2.6%**
Capex/ Net Revenue	**13.4%**	**14.7%**	**-1.3p.p.**	**20.9%**	**-7.6p.p.**	**17.1%**	**18.4%**	**-1.3p.p.**

Capex totaled R$ 882 million in 2Q25, representing a YoY decrease of 4.6%, in line with the company's target for annual capex. During the first half of 2025, investments were primarily directed toward the expansion of the 5G network across Brazil, with a particular focus on enhancing infrastructure in São Paulo and Minas Gerais. These efforts reinforced TIM's leadership in 5G coverage nationwide. **The Capex-to-Net Revenue ratio stood at 13.4% in 2Q25,** compared to 14.7% in 2Q24, reflecting a YoY decline of 1.3 p.p. **In 6M25, total Capex amounted to R$ 2,221 million, a 2.6% decrease YoY, resulting in a Capex over Net Revenues ratio of 17.1%.**

[6] The Income Tax and Social Contribution line had non-recurring effects amounting to -R$387k in 2Q25 and -R$6.5 million in 1Q25.
[7] Net Income normalized according to items described in the section "From EBITDA to Net Income".

Cash Flow

Description	2Q25	2Q24	%YoY	1Q25	% QoQ	6M25	6M24	% YoY
R$ million								
Reported EBITDA	3,350	3,153	6.3%	3,065	9.3%	6,415	6,043	6.2%
Capex	(882)	(925)	-4.6%	(1,339)	-34.1%	(2,221)	(2,279)	-2.6%
Reported EBITDA - Capex	**2,468**	**2,228**	**10.8%**	**1,726**	**43.0%**	**4,194**	**3,764**	**11.4%**
Δ Working Capital and Income Tax	(549)	(541)	1.5%	(643)	-14.7%	(1,193)	(1,778)	-32.9%
Leases Payment*	(791)	(739)	7.0%	(788)	0.3%	(1,579)	(1,473)	7.2%
of which Fines	-	(32)	-100.0%	(31)	-100.0%	(31)	(59)	-47.2%
Operating Free Cash Flow	**1,128**	**948**	**19.0%**	**294**	**283.8%**	**1,422**	**513**	**177.2%**

* Incentives related to lease payments were recognized in accordance with the agreed contractual terms, reducing the disbursement amount for the period (+R$ 3.8 million in 1Q25, +R$ 31.6 million in 2Q24, and +R$ 33.9 million in 1Q24).

Normalized EBITDA minus Capex totaled R$ 2,469 million in 2Q25, representing a YoY increase of 10.8%. **Excluding the effects of leases, Normalized[8] EBITDA After Leases (EBITDA-AL) minus Capex amounted to R$ 1,718 million in the period, up 11.9% YoY, with a margin of 26.0%. In 6M25,** Normalized EBITDA minus Capex rose 12.0% YoY, **while Normalized EBITDA-AL minus Capex grew 14.3% YoY, with a margin of 20.9%.**

Operating Free Cash Flow ("OpFCF") totaled R$ 1,128 million in 2Q25, an increase of R$ 180 million YoY (+19.0% YoY), reflecting the combined effect of the operations' improved capacity to generate cash (simple cash flow) and a nearly stable working capital variation, despite being impacted by increased lease payments due to a reduction in contractual incentives, compared to the previous year, and by the effects of lease contract renegotiations. In 6M25, OpFCF rose 177.2% YoY, supported by positive operating cash flow and a less negative change in working capital, mainly due to a reduction in the accounts payable line.

Operating Cash Flow

6M25 %YoY: **+14.3%**

Margin 6M25: **+20.9%**



Normalized EBITDA-AL minus Capex
(R$ mln; %YoY)
14.3%
2,379
2,719
6M24
6M25
19.2%
20.9%

[8] EBITDA-AL normalized by the items described in the section "From EBITDA to Net Income" and excluding the impact of fines from the decommissioning of the sites. For further details, please refer to Annex 4 – EBITDA After Lease.

Cash Position

Cash and Marketable Securities totaled R$ 5,474 million at the end of June 2025, representing a 65.3% YoY increase, driven by operating cash generation during the period.

It is also worth noting that the full payment of the TFF (Operating Supervision Fee), which is part of the Fistel fee, has been suspended since 2020. As of June 30, 2025, the total amount recorded was R$ 3.8 billion, comprising R$ 2.9 billion in principal and R$ 903 million in accrued interest.

DEBT

Debt Profile

Issuances	Currency	Interest Rate	Maturity	Short-term	Long-term	Total
R$ million						
KFW Finnvera	USD	SOFR + 1.17826%	12/25	14	-	14
Debentures	BRL	IPCA + 4.0432% p.a.	06/28	676	1,347	2,023
BNDES Finame	BRL	IPCA + 4.2283% p.a.	11/31	56	301	357
BNDES Finem	BRL	TJLP + 1.95% p.a.	08/25	19	-	19
BNB	BRL	IPCA + 1.2228% a 1.4945% p.a.	02/28	185	307	492
Total Financial Debt				**951**	**1,955**	**2,906**
License (5G)	BRL	Selic	12/40	65	924	989
Total Debt Before Lease				**1,016**	**2,879**	**3,896**
Total Lease	BRL	IPCA/IGP-M (13.19% p.a.)	10/29	1,564	11,511	13,075
Total Debt				**2,580**	**14,391**	**16,971**

*Weighted average interest rate of leasing contracts.

Net Debt

Description	2Q25	1Q25	4Q24	3Q24
R$ million				
Short-Term Debt	951	339	348	401
Long-Term Debt	1,955	2,669	2,687	2,732
Total Debt	**2,906**	**3,008**	**3,036**	**3,133**
Cash and Cash Equivalents + Market Sec	(5,474)	(5,327)	(5,693)	(4,332)
Net Derivatives-ex C6	(214)	(152)	(156)	(145)
Net Debt	**(2,781)**	**(2,471)**	**(2,813)**	**(1,344)**
License (5G)	989	966	991	1,029
Net Debt AL	**(1,792)**	**(1,505)**	**(1,822)**	**(315)**
Total Lease	13,075	12,555	12,335	12,268
Total Net Debt	**11,283**	**11,050**	**10,513**	**11,953**
Net Debt AL /Normalized EBITDA AL*	**-0.18x**	**-0.15x**	**-0.19x**	**-0.03x**
Net Debt Total/Normalized EBITDA	**0.87x**	**0.86x**	**0.83x**	**0.96x**

*LTM EBITDA "after leases" payments, disregarding payment of principal and interest related to financial leasings.

LT Debt by Maturity

Year	Pro-Forma	Including IFRS 9, 15 & 16
R$ million		
2026	184	867
2027	979	2,478
2028	827	2,355
2029	121	1,464
After 2029	768	7,227
Total Debt	**2,879**	**14,391**

Total Debt (post-hedge), including net derivatives in the amount of R$ 214 million, reached R$ 16,757 million at the end of June 2025, representing an increase of R$ 591 million compared to 2Q24. This growth was primarily driven by a higher lease liability position, partially offset by a reduction in financial debt.

CUSTOMER PLATFORM

Digital Ecosystem

Mobile Advertising and Data Monetization

In 1H25, we maintained strong YoY growth of 164% in the volume of campaigns delivered through the TIM Ads platforms, driven by the recurrence of campaigns from key advertisers and the onboarding of new brands.

Education Services

In June 2025, TIM, in partnership with Google and Descomplica, launched a non-degree course on Google's Gemini AI. The course is 100% online and free for TIM customers, with a primary focus on employability. It includes an initial learning track of two modules (8 hours) offered at no cost, and a professional-level track available for R$ 99. Both tracks provide official certification endorsed by Google Cloud. The initiative aims to make artificial intelligence accessible to anyone, anywhere, regardless of prior experience with the subject. All content is delivered by experts from Google Cloud and Descomplica.

Health Services

In the Healthcare vertical, through a partnership with Cartão de Todos, we reached over 266k subscriptions since the beginning of operations in 2Q25, in addition to more than 660k registrations on the platform.

Energy Services

The partnership with Eletrobras has progressed with offerings targeted at B2B customers. The initiative enables clients to save up to 30% on their electricity bills for invoices exceeding R$ 10k, specifically for high-voltage connections (above 2.3 kV). The program has the potential to reach up to 2 million customers and will be supported by TIM's SME sales agents. The rollout began in the states of Paraná and Santa Catarina, with nationwide expansion expected by September.

BUSINESS-TO-BUSINESS (B2B)

Total contracted B2B revenue reached **R$ 406 million** in 2Q25, with contributions of 36% from the Agricultural sector, 41% from Logistics initiatives, and 22% from projects targeting the Utilities sector.

Total Contracted Revenue


R$406 Mln
1T24
2T24
3T24
4T24
1T25
2T25

Agribusiness

+22.6 **Millions of 4G hectares**

Partnerships

109 **Companies** in our portfolio

Logistics: a consistent pipeline increasing presence in this vertical.

More than 7,000 km of covered roads with TIM's 4G

WAY Brasil	*Pioneering project of digital connectivity on Brazilian highways*	**+1,000 km** Covered roads **630 km** Roads covered with monitoring cameras with real-time transmission
ecoRODOVIAS	*EcoNoroeste, EcoRioMinas and Ecovias do Araguaia*	**+2,000 km** Covered roads

Other partners: via araucária, nova 381, epr, via appia, CSG, motiva

OPERATIONAL INDICATORS

Description	2Q25	2Q24	% YoY	1Q25	% QoQ	6M25	6M24	% YoY
Mobile Customer Base ('000)	**62,194**	**61,986**	**0.3%**	**62,039**	**0.2%**	**62,194**	**61,986**	**0.3%**
Prepaid	30,679	33,014	-7.1%	31,269	-1.9%	30,679	33,014	-7.1%
Postpaid	31,515	28,972	8.8%	30,770	2.4%	31,515	28,972	8.8%
Postpaid ex-M2M	24,964	23,453	6.4%	24,513	1.8%	24,964	23,453	6.4%
Mobile Net Adds ('000)	**155**	**566**	**-72.6%**	**(20)**	**n.a.**	**135**	**737**	**-81.6%**
Postpaid ex-M2M Net Adds ('000)	451	458	-1.6%	275	64.1%	726	874	-16.9%
Mobile ARPU (R$)	**32.7**	**31.2**	**4.8%**	**31.9**	**2.6%**	**32.3**	**30.8**	**4.9%**
Prepaid	14.3	14.9	-4.0%	13.8	3.0%	14.1	14.8	-4.7%
Postpaid	44.3	43.9	1.0%	43.8	1.2%	44.0	43.0	2.4%
Postpaid ex-M2M	55.3	53.4	3.6%	54.3	1.9%	54.8	52.2	5.0%
Monthly Churn (%)	**2.9%**	**2.9%**	**n.a.**	**2.9%**	**n.a.**	**2.9%**	**2.8%**	**4.6%**
Market Share*	**23.4%**	**23.7%**	**-0.3p.p.**	**23.5%**	**-0.1p.p.**	**23.4%**	**23.7%**	**-0.3p.p.**
Prepaid	31.2%	31.0%	0.2p.p.	31.2%	n.a.	31.2%	31.0%	0.2p.p.
Postpaid	18.8%	18.7%	0.1p.p.	18.8%	n.a.	18.8%	18.7%	0.1p.p.
Postpaid ex-M2M	21.2%	21.4%	-0.1p.p.	21.2%	n.a.	21.2%	21.4%	-0.1p.p.
TIM Ultrafibra Customer Base ('000)	**799**	**798**	**0.2%**	**790**	**1.2%**	**799**	**798**	**0.2%**
FTTH	779	737	5.7%	761	2.4%	779	737	5.7%
TIM Ultrafibra ARPU (R$)	**95.6**	**98.6**	**-3.0%**	**93.2**	**2.5%**	**94.4**	**97.2**	**-2.9%**

* Data published by Anatel referring to May 2025.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

ESG Highlights for 2Q25

Environmental

- TIM was recognized by CDP as a Leader – with a score of A – in Supplier Engagement Assessment, based on its Climate Change questionnaire report. This recognition is the result of a journey we began in 2023, when we began monitoring, with CDP's support, the maturity of our suppliers' ESG initiatives. Over the past two years, we have significantly increased the number of suppliers engaged through CDP's Supply Chain Program and launched a Sustainable Procurement Program. Furthermore, TIM is part of the select "A List" of companies considered global leaders in climate change management.

- As part of the evolution of the Distributed Generation project, TIM ended the 2nd quarter with 134 plants in operation. The project is responsible for supplying more than 17 thousand sites with the use of renewable energy plants, with a predominance of solar plants. In addition, 100% of the electricity consumed by TIM comes from renewable sources (with the acquisition of I-RECs).

- TIM ended the 2nd quarter with 1,873 active biosites on its network. These structures, similar to a common pole, are a solution for densifying the mobile access network (antennas/towers) with a very low visual and urban impact, lower cost and quick installation.

Social

- The Academic Working Capital (AWC) program held its 9th Investment Fair, consolidating the final stage of the pre-acceleration process offered to university students. The initiative, developed by Instituto TIM, supports undergraduate students in transforming their final project projects (TCCs) into technology startups. Since 2015, AWC has trained approximately 650 students, resulting in the creation of more than 120 startups.

- TIM was the first telecom company in Brazil to achieve Age-Friendly certification. This international seal attests to the company's commitment to respect and concrete actions for the development of professionals 50+. As part of its commitment to diversity, TIM reinforces the creation of a pluralistic and exchanging environment where all generations can share their knowledge and skills.

- To expand its employability initiatives for people with disabilities, TIM created a training program within the TIM+Diversa program to offer job market qualification courses. The first class, launched in Rio de Janeiro, was aimed at autistic people aged 18 and older with a high school diploma. The one-month course covered technical content and socio-occupational development, including topics such as organization, communication, social interaction, office suite, administrative routines, and more. New classes will be opened, and the plan is to expand the target audience, with courses for people with visual, hearing, and physical disabilities, combining in-person and remote classes.

- In partnership with the Descomplica platform, a 100% online free training course in Artificial Intelligence was made available to all TIM customers. With free access and accessible language, the content was designed with an emphasis on employability. The goal is to enable anyone to take their first steps in AI, even if they've never encountered the topic before. In 2024, TIM and Descomplica offered the first course on the topic, focused on productivity, which reached over 200,000 subscribers.

Governance

- TIM released its 2024 ESG Report. The document brings together more than 300 indicators and details results on topics such as climate management, renewable energy, waste management, digital inclusion, and diversity, among others. In it, the Company also updates its ESG strategic plan, with goals that guide its actions in the short, medium, and long term, such as becoming a Net Zero company by 2040.

- For the fourth consecutive year, TIM has been included in the Great Place To Work (GPTW) ranking, being recognized as one of the Best Companies to Work for in Brazil. The certification, which aims to measure employee confidence in the organization, validates TIM's consistent and focused work on caring for people, as well as the evolution of its culture and the promotion of an environment of diversity and inclusion.

- For the second consecutive year, TIM has been included in the GPTW Diversidade Mulher ranking as one of the best companies for women to work for in Brazil. This recognition is a result of the consistent and structured actions developed within the company to promote an increasingly inclusive, safe, and well-being culture for all employees. In 2024, women represented over 52% of the workforce and held 37.4% of leadership positions.

To access the quarterly ESG report, please visit: Quarterly ESG Report

Awards and Achievements:


CDP
A List
2024
CDP
2024

Second consecutive year included in CDP's "A-List" and recognized as a Supplier Engagement Leader

ISEB3
ICO2 B3
IGPTWB3
IDIVERSA B3

The only Telco included in all four of B3's sustainability indexes. 17 consecutive years in the ISE and named Brazil's most sustainable company in 2025



First telecom company certified with the Age Friendly seal for its commitment to valuing professionals over the age of 50.

Disclaimer

The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), in compliance with the Brazilian Corporate Law (Law 6,404/76). Comparisons refer to the second quarter ("2Q25") and first semester of 2025 ("6M25"), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates", "believes", "estimates", "expects", "forecasts", "plans", "predicts", "projects", "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company's future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.



Investor Relations Contacts

Telephone Number: (+55 21) 4109-3360 / 4112-6048
E-mail: ri@timbrasil.com.br
Investor Relations Website: ri.tim.com.br

Exhibits

Exhibit 1: Balance Sheet
Exhibit 2: Income Statement
Exhibit 3: Cash Flow Statement
Exhibit 4: EBITDA After Lease

The Complete Financial Statements, including the Explanatory Notes, are available on the Company's Investor Relations website.

EXHIBIT 1 – TIM S.A.
Balance Sheet

Description	2Q25	2Q24	% YoY	1Q25	% QoQ
R$ million					
ASSETS	**56,955**	**54,035**	**5.4%**	**56,459**	**0.9%**
CURRENT ASSETS	**13,455**	**10,397**	**29.4%**	**12,963**	**3.8%**
Cash and cash equivalents	2,995	2,111	41.8%	2,840	5.4%
Marketable securities	2,479	1,201	106.5%	2,487	-0.3%
Trade accounts receivable	5,335	4,262	25.2%	5,048	5.7%
Inventories	358	416	-13.9%	330	8.7%
Recoverable income and social contribution taxes	45	274	-83.7%	78	-42.9%
Recoverable taxes, fees and contributions	904	938	-3.7%	848	6.6%
Prepaid expenses	569	495	14.9%	659	-13.7%
Derivative financial instruments	434	358	21.2%	397	9.2%
Leases	33	31	6.0%	33	2.3%
Other assets	304	310	-2.1%	243	24.8%
NONCURRENT	**43,500**	**43,637**	**-0.3%**	**43,496**	**0.01%**
Noncurrent assets	**4,305**	**4,466**	**-3.6%**	**4,277**	**0.7%**
Marketable securities	21	15	40.9%	18	16.9%
Accounts receivable	113	168	-33.0%	146	-22.7%
Recoverable income and social contribution taxes	231	211	9.6%	218	6.0%
Recoverable taxes, fees and contributions	927	928	-0.1%	910	1.9%
Deferred income and social contribution taxes	1,276	1,166	9.4%	1,338	-4.6%
Judicial deposits	693	677	2.2%	689	0.5%
Prepaid expenses	297	222	33.9%	279	6.4%
Derivative financial instruments	-	527	-100.0%	(0)	n.a.
Leases	209	209	0.1%	199	4.7%
Other financial assets	508	303	67.9%	450	12.9%
Other assets	30	40	-24.8%	30	1.5%
Permanent Assets	**39,195**	**39,171**	**0.1%**	**39,219**	**-0.1%**
Investment	1,316	1,405	-6.4%	1,342	-1.9%
Property, plant and equipment	23,246	22,572	3.0%	23,059	0.8%
Intangible assets	14,633	15,194	-3.7%	14,819	-1.3%
LIABILITIES	**56,955**	**54,035**	**5.4%**	**56,459**	**0.9%**
CURRENT LIABILITIES	**14,858**	**11,758**	**26.4%**	**14,734**	**0.8%**
Suppliers	4,523	3,649	23.9%	4,533	-0.2%
Loans and financing	951	379	150.9%	339	180.7%
Lease liabilities	1,597	1,855	-13.9%	1,577	1.3%
Derivative financial instruments	220	190	16.0%	245	-10.1%
Payroll and related charges	333	356	-6.4%	411	-19.0%
Income tax and social contribution payable	92	37	147.9%	116	-20.3%
Taxes, fees and contributions payable	4,252	3,400	25.1%	4,080	4.2%
Dividends and interest on shareholders' equity payable	2,181	1,239	76.1%	2,764	-21.1%
Authorizations payable	310	284	9.2%	303	2.4%
Deferred revenues	294	260	12.8%	277	6.2%
Other liabilities	105	109	-4.0%	89	17.5%
NON CURRENT LIABILITIES	**16,971**	**16,801**	**1.0%**	**17,269**	**-1.7%**
Loans and financing	1,955	2,717	-28.0%	2,669	-26.7%
Lease liabilities	11,720	10,625	10.3%	11,210	4.6%
Income tax and social contribution payable	7	-	n.a.	-	n.a.
Taxes, fees and contributions payable	38	39	-4.0%	38	-1.2%
Provision for legal and administrative proceedings	1,479	1,477	0.1%	1,554	-4.8%
Pension plan and other postemployment benefits	3	5	-31.0%	3	-
Authorizations to pay	1,184	1,193	-0.7%	1,164	1.8%
Deferred revenues	529	589	-10.1%	544	-2.8%
Other liabilities	57	156	-63.9%	87	-35.3%
SHAREHOLDERS' EQUITY	**25,125**	**25,476**	**-1.4%**	**24,456**	**2.7%**
Capital	13,478	13,478	-	13,478	-
Capital reserves	409	398	2.6%	379	7.8%
Income reserves	10,019	10,850	-7.7%	10,019	n.a.
Equity valuation adjustments	(2)	(3)	-31.0%	(2)	-
Treasury stocks	(51)	(48)	7.0%	(16)	211.8%
Net Income for the period	1,273	801	59.0%	598	n.a.

EXHIBIT 2 – TIM S.A.
Income Statement

Description	2Q25	2Q24	% YoY	1Q25	% QoQ	6M25	6M24	% YoY
R$ million								
REPORTED								
Net Revenues	**6,600**	**6,303**	**4.7%**	**6,394**	**3.2%**	**12,994**	**12,398**	**4.8%**
Services Revenues	**6,417**	**6,103**	**5.1%**	**6,240**	**2.8%**	**12,657**	**12,013**	**5.4%**
Mobile Service	**6,089**	**5,766**	**5.6%**	**5,922**	**2.8%**	**12,010**	**11,343**	**5.9%**
Client Generated	5,703	5,389	5.8%	5,542	2.9%	11,245	10,580	6.3%
Interconnection	91	87	4.2%	84	8.4%	174	181	-4.0%
Customer Platform	29	30	-5.0%	22	33.4%	51	62	-17.9%
Others	267	260	2.7%	274	-2.6%	541	520	4.0%
Fixed Service	**328**	**337**	**-2.8%**	**319**	**2.9%**	**646**	**670**	**-3.5%**
of which TIM UltraFibra	226	234	-3.6%	218	3.5%	444	463	-4.1%
Products Revenues	**183**	**199**	**-8.0%**	**153**	**19.4%**	**337**	**385**	**-12.6%**
Operating Expenses	**(3,250)**	**(3,150)**	**3.2%**	**(3,329)**	**-2.4%**	**(6,579)**	**(6,355)**	**3.5%**
EBITDA	**3,350**	**3,153**	**6.3%**	**3,065**	**9.3%**	**6,415**	**6,043**	**6.2%**
EBITDA Margin	50.8%	50.0%	0.7p.p.	47.9%	2.8p.p.	49.4%	48.7%	0.6p.p.
Depreciation & Amortization	**(1,776)**	**(1,756)**	**1.2%**	**(1,746)**	**1.7%**	**(3,522)**	**(3,510)**	**0.3%**
Depreciation	(1,292)	(1,274)	1.4%	(1,266)	2.0%	(2,558)	(2,549)	0.4%
Amortization	(484)	(482)	0.4%	(479)	1.0%	(964)	(961)	0.3%
Equity in Earnings	**(26)**	**(23)**	**11.4%**	**(27)**	**-3.5%**	**(52)**	**(46)**	**14.9%**
EBIT	**1,549**	**1,374**	**12.7%**	**1,292**	**19.8%**	**2,841**	**2,487**	**14.2%**
EBIT Margin	23.5%	21.8%	1.7p.p.	20.2%	3.3p.p.	21.9%	20.1%	1.8p.p.
Net Financial Results	**(375)**	**(450)**	**-16.7%**	**(598)**	**-37.4%**	**(973)**	**(975)**	**-0.2%**
Financial Expenses	(955)	(661)	44.4%	(705)	35.5%	(1,660)	(1,415)	17.3%
Financial Income	632	188	235.9%	140	353.1%	772	409	88.5%
Net Exchange Variation	(52)	23	n.a.	(33)	56.4%	(85)	31	n.a.
Income before taxes	**1,174**	**924**	**27.0%**	**694**	**69.2%**	**1,867**	**1,512**	**23.5%**
Income Tax and Social Contribution	(198)	(143)	38.7%	104	n.a.	(94)	(212)	-55.3%
Net Income	**975**	**781**	**24.9%**	**798**	**22.3%**	**1,773**	**1,301**	**36.3%**
R$ million								
NORMALIZED*								
Net Revenues	**6,600**	**6,303**	**4.7%**	**6,394**	**3.2%**	**12,994**	**12,398**	**4.8%**
Services Revenues	**6,417**	**6,103**	**5.1%**	**6,240**	**2.8%**	**12,657**	**12,013**	**5.4%**
Mobile Service	**6,089**	**5,766**	**5.6%**	**5,922**	**2.8%**	**12,010**	**11,343**	**5.9%**
Client Generated	5,703	5,389	5.8%	5,542	2.9%	11,245	10,580	6.3%
Interconnection	91	87	4.2%	84	8.4%	174	181	-4.0%
Customer Platform	29	30	-5.0%	22	33.4%	51	62	-17.9%
Others	267	260	2.7%	274	-2.6%	541	520	4.0%
Fixed Service	**328**	**337**	**-2.8%**	**319**	**2.9%**	**646**	**670**	**-3.5%**
of which TIM UltraFibra	226	234	-3.6%	218	3.5%	444	463	-4.1%
Products Revenues	**183**	**199**	**-8.0%**	**153**	**19.4%**	**337**	**385**	**-12.6%**
Operating Expenses	**(3,249)**	**(3,150)**	**3.1%**	**(3,310)**	**-1.9%**	**(6,558)**	**(6,355)**	**3.2%**
Personnel	(378)	(366)	3.3%	(358)	5.7%	(736)	(730)	0.8%
Selling & Marketing	(952)	(1,002)	-5.0%	(963)	-1.1%	(1,914)	(1,982)	-3.4%
Network & Interconnection	(1,247)	(1,079)	15.6%	(1,322)	-5.6%	(2,569)	(2,214)	16.0%
General & Administrative	(207)	(209)	-0.6%	(211)	-1.7%	(418)	(429)	-2.4%
Cost Of Goods Sold (COGS)	(256)	(268)	-4.5%	(209)	22.4%	(464)	(515)	-9.9%
Bad Debt	(191)	(172)	11.0%	(182)	5.1%	(373)	(338)	10.5%
Other Operational Revenues (Expenses)	(17)	(54)	-68.8%	(66)	-74.6%	(83)	(146)	-43.5%
EBITDA	**3,351**	**3,153**	**6.3%**	**3,084**	**8.7%**	**6,435**	**6,043**	**6.5%**
EBITDA Margin	50.8%	50.0%	0.8p.p.	48.2%	2.5p.p.	49.5%	48.7%	0.8p.p.
Net Financial Results	**(375)**	**(450)**	**-16.7%**	**(598)**	**-37.4%**	**(973)**	**(975)**	**-0.2%**
Income Tax and Social Contribution	(199)	(143)	39.0%	97	n.a.	(101)	(212)	-52.1%
Net Income	**976**	**781**	**25.0%**	**810**	**20.5%**	**1,786**	**1,301**	**37.3%**
Total Normalized Items	(1)	-	n.a.	(13)	-94.0%	(13)	-	n.a.

* EBITDA normalized according to the items indicated in the Costs section (+R$1.1 million in 2Q25 and +R$19.0 million in 1Q25). Net Income normalized according to the items described in the Costs section and by non-recurring effects on Income Tax and Social Contribution (-R$387k in 2Q25 and -R$6.5 million in 1Q25).

EXHIBIT 3 – TIM S.A.
Cash Flow Statements

Description	2Q25	2Q24	% YoY	1Q25	% QoQ	6M25	6M24	% YoY
R$ million								
Initial Cash Balance	**2,840**	**1,985**	**43.1%**	**3,259**	**-12.8%**	**3,259**	**3,078**	**5.9%**
Earnings Before Taxes Normalized*	1,375	924	27.1%	713	64.9%	1,888	1,512	24.8%
Non recurring operating items	(1)	-	n.a.	(19)	-94.0%	(20)	-	n.a.
Depreciation & Amortization	1,776	1,756	1.2%	1,746	1.7%	3,522	3,510	0.3%
Equity in earnings	26	23	11.4%	27	-3.5%	52	46	14.9%
Residual value of property, plant and equipment and intangible written off	4	2	62.6%	3	21.0%	7	3	92.5%
Interest on asset retirement obligation	0	4	-89.0%	2	-72.0%	2	7	-70.3%
Provision for legal and administrative proceedings	28	50	-44.4%	64	-56.9%	92	139	-34.2%
Monetary adjustments to deposits, administrative and legal proceedings	(46)	(11)	325.8%	15	n.a.	(31)	76	n.a.
Interest, monetary and exchange variations of borrowings and other financial adjustments	227	190	19.4%	203	11.5%	430	404	6.5%
Yield from securities	(80)	(35)	126.8%	(79)	0.6%	(159)	(82)	93.2%
Lease interest payable	395	361	9.4%	379	4.1%	774	710	9.1%
Lease interest receivable	(7)	(7)	1.9%	(7)	1.3%	(14)	(14)	1.3%
Provision for expected credit losses	191	172	11.0%	182	5.1%	373	338	10.5%
Result from operations with other derivatives	-	-	n.a.	166	-100.0%	166	-	n.a.
Long-term incentive plans	5	10	-43.1%	6	-13.8%	12	14	-16.7%
Decrease (increase) in operating assets	**(496)**	**(210)**	**136.4%**	**(377)**	**31.6%**	**(873)**	**(975)**	**-10.5%**
Trade accounts receivable	(450)	(327)	37.9%	(108)	315.7%	(559)	(791)	-29.4%
Taxes and contributions recoverable	(36)	10	n.a.	135	n.a.	99	197	-50.0%
Inventory	(29)	(11)	156.0%	(36)	-20.3%	(65)	(84)	-23.1%
Prepaid expenses	73	86	-15.2%	(376)	n.a.	(303)	(339)	-10.6%
Judicial deposit	7	16	-57.2%	5	40.6%	12	25	-54.4%
Other current assets	(60)	16	n.a.	3	n.a.	(57)	17	n.a.
Increase (decrease) in operating liabilities	**(114)**	**(492)**	**-76.8%**	**(478)**	**-76.1%**	**(592)**	**(1,305)**	**-54.7%**
Payroll and related charges	(78)	(107)	-27.2%	58	n.a.	(20)	(31)	-33.9%
Suppliers	(20)	(285)	-93.1%	(439)	-95.5%	(458)	(993)	-53.8%
Taxes, charges and contributions	90	227	-60.5%	101	-11.1%	191	204	-6.8%
Authorizations payable	4	(124)	n.a.	6	-39.3%	10	(103)	n.a.
Payments for legal and administrative proceedings	(67)	(98)	-31.7%	(105)	-36.3%	(173)	(161)	7.1%
Deferred revenues	2	(34)	n.a.	(19)	n.a.	(17)	(52)	-67.0%
Other current liabilities	(45)	(71)	-36.8%	(79)	-43.3%	(124)	(170)	-27.1%
Income tax and social contribution paid	(112)	(50)	124.5%	(49)	n.a.	(161)	(50)	223.1%
Net Cash (used in) from operations	**2,971**	**2,687**	**10.6%**	**2,496**	**19.0%**	**5,467**	**4,332**	**26.2%**
Capex	(882)	(925)	-4.6%	(1,339)	-34.1%	(2,221)	(2,280)	-2.6%
Redemption of marketable securities	1,871	2,324	-19.5%	2,108	-11.2%	3,979	4,380	-9.1%
Investment on marketable securities	(1,787)	(2,106)	-15.1%	(2,084)	-14.2%	(3,871)	(3,542)	9.3%
Capital allocation in 5G Fund	-	(77)	n.a.	(85)	n.a.	(85)	(77)	n.a.
Receipt - Agreement with Bank C6	-	-	n.a.	52	-100.0%	52	-	n.a.
Others	(3)	7	n.a.	16	n.a.	13	10	20.5%
Net cash used in investment activities	**(801)**	**(776)**	**3.1%**	**(1,333)**	**-39.9%**	**(2,133)**	**(1,508)**	**41.4%**
New loans	-	387	n.a.	-	n.a.	-	387	n.a.
Amortization of loans	(124)	(582)	-78.6%	(99)	25.6%	(223)	(1,171)	-80.9%
Interest paid - Loans	(47)	(50)	-7.5%	(7)	567.6%	(54)	(81)	-33.3%
Payment of lease liability	(395)	(417)	-5.3%	(402)	-1.7%	(797)	(826)	-3.5%
Interest paid on lease liabilities	(396)	(353)	11.9%	(390)	1.4%	(786)	(712)	10.3%
Lease incentives	-	32	-100.0%	4	-100.0%	4	65	-94.1%
Derivative financial instruments	(63)	(133)	-52.6%	(5)	1255.6%	(68)	(137)	-50.8%
Dividends and interest on shareholder's equity paid	(956)	(626)	52.7%	(670)	42.7%	(1,626)	(1,271)	27.9%
Purchase of treasury shares, net of disposals	(35)	(40)	-13.5%	(13)	167.9%	(48)	(45)	6.4%
Net cash used in financing activities	**(2,016)**	**(1,784)**	**13.0%**	**(1,582)**	**27.4%**	**(3,598)**	**(3,791)**	**-5.1%**
Cash Flow	**154**	**126**	**22.0%**	**(418)**	**n.a.**	**(264)**	**(967)**	**-72.7%**
Final Cash Balance	**2,995**	**2,111**	**41.8%**	**2,840**	**5.4%**	**2,995**	**2,111**	**41.8%**

* EBT ("Earnings Before Taxes") normalized according to the items indicated in the Costs section (+R$1.1 million in 2Q25 and +R$19.0 million in 1Q25).

EXHIBIT 4 – TIM S.A.
EBITDA After Lease

Description	2Q25	2Q24	% YoY	1Q25	% QoQ	6M25	6M24	% YoY
R$ million								
Normalized EBITDA*	**3,351**	**3,153**	6.3%	**3,084**	8.7%	**6,435**	**6,043**	6.5%
Total Lease Impact over Normalized EBITDA	(751)	(692)	8.5%	(744)	1.0%	(1,495)	(1,385)	8.0%
Lease Payment	(791)	(770)	2.6%	(792)	-0.2%	(1,583)	(1,538)	2.9%
Excluding decomissioning fines	-	32	-100.0%	31	-100.0%	31	59	-47.2%
Other Lease effects	40	46	-13.6%	17	134.8%	57	94	-40.0%
Normalized EBITDA-AL	**2,600**	**2,461**	**5.7%**	**2,340**	**11.1%**	**4,940**	**4,658**	**6.1%**
Normalized EBITDA-AL Margin	39.4%	39.0%	0.4p.p.	36.6%	2.8p.p.	38.0%	37.6%	0.4p.p.
Capex	(882)	(925)	-4.6%	(1,339)	-34.1%	2,221	2,279	-2.6%
Normalized EBITDA-AL - Capex	**1,718**	**1,536**	**11.9%**	**1,001**	**71.7%**	**2,719**	**2,379**	**14.3%**
Normalized EBITDA-AL Margin - Capex	26.0%	24.4%	1.7p.p.	15.7%	10.4p.p.	20.9%	19.2%	1.7p.p.

* EBITDA normalized according to the items indicated in the Costs section (+R$1.1 million in 2Q25 and +R$19.0 million in 1Q25). Net Income normalized according to the items described in the Costs section and by non-recurring effects on Income Tax and Social Contribution (-R$387k in 2Q25 and -R$6.5 million in 1Q25).